Filed by Public Service Enterprise Group Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

To Our Shareholders, Customers and Employees,

We are pleased and proud to announce the merger agreement between Exelon Corporation and Public Service Enterprise Group (PSEG) to create the nation’s premier utility company, Exelon Electric & Gas, following shareholder and regulatory approvals. With $79 billion in total assets upon completion of the merger, we will serve 7 million electric and 2 million gas customers in Illinois, New Jersey and Pennsylvania.

This partnership makes great strategic sense for both our companies. We will increase value for our shareholders, continue to improve our service to our customers, maintain our substantial presence in the cities and communities we serve, and create opportunities for our employees.

We have a strong culture and a strong vision for our new company. It is underpinned by one main tenet – to live up to our commitments.

While a merger such as this always brings about change, our commitments to our key constituencies – shareholders, customers, communities and employees – remain steadfast.

•	For our shareholders, improved efficiencies and a larger service footprint will result in greater earnings predictability. Stability and growth, while appearing to be contradictory terms, are exactly what our shareholders want from their investments. This merger offers both.

•	For our customers, this combination will create an extraordinary utility system with enhanced safety, reliability and efficiency. It will allow us to improve our operations by taking advantage of our individual strengths. Exelon is a leader in the nuclear generation business. PSEG brings a highly regarded expertise in transmission and distribution operations, as well as in retail auctions. Our customers expect and deserve the best performance. This merger will help us achieve that goal.

•	For the communities we serve and the environment in which we work and live, we are absolutely committed to be a part of the social fabric. We will sustain our record of charitable and civic contributions, economic development and environmental stewardship.

•	For our employees, a larger, stronger organization will offer a more secure employer and better opportunities for career development. Our employees’ hard work and commitment to serving the public have enabled us to grow and we thank them.

This new company will bring new challenges and great responsibilities. If we meet all of our responsibilities well enough, if we do the job well enough, we will give you the finest electric and gas company in the nation. We stand united, strong and committed to making that vision come true.

John W.Rowe Exelon Chairman, President and CEO	E. James Ferland PSEG Chairman, President and CEO

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171. The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Report on Form 8-K filed with the SEC on December 20, 2004 by Exelon, and the Current Report on Form 8-K filed with the SEC by PSEG on December 21, 2004. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication. Additional factors that could cause PSEG’s and Exelon’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q for the quarterly period ended September 30, 2004, of PSEG and Exelon, as such reports may have been amended, each filed with the SEC and available at the SEC’s website, www.sec.gov.